Exhibit B

Relational Investors LLC	California State Teachers’ Retirement System
12400 High Bluff Drive, Suite 600	100 Waterfront Place, MS-04
San Diego, CA 92130	West Sacramento, CA 95605-2807

VIA ELECTRONIC AND OVERNIGHT MAIL

February 19, 2013

Mr. Ward J. Timken, Jr.

Chairman of the Board

Timken Corporation

1835 Dueber Ave. S.W.

Canton, OH 44706

Dear Mr. Timken:

As you know from our meetings with management and representatives of the Board on May 18 and August 23, 2012, respectively, we believe that Timken’s shares are trading at a substantial discount to its peers’, even after the recent share price appreciation.  As we shared with you, our analysis clearly identifies that this discount results, in large part, from Timken’s integrated structure which combines two incongruent core businesses - Steel and Bearings.

Moreover, we have shown both the Board and management through our analysis that separating the Steel business segment (“Steel Business”) from the remaining business segments (collectively, “Bearings Business”) would unlock significant shareholder value and enable these businesses to perform optimally over the long-term, maximizing the benefits for all their constituencies.

In addition, numerous third-party analyst reports have been published reinforcing our message, that the separation of these businesses should achieve enhanced value for Timken shareholders.  We want to ensure that, as fiduciaries for all shareholders, the Board has access to the more recent of these third-party investment community reports examining the important strategic opportunity for Timken to unlock shareholder value through a separation of the Steel and Bearings businesses.  Accordingly, we have sent a copy of this letter to each of the Company’s directors.

As summarized below, the analyst community, through its own independent, objective analyses, has also reached a consensus that a spin-off of the Steel Business will maximize shareholder value.  Furthermore, since filing our Schedule 13D on November 28, 2012, we have received phone calls from the investment community that have increased our confidence that shareholders of Timken want and would support a spin-off.  Given these facts, we urge the Board to read both the excerpts from the analyst reports below as well as the full reports themselves, a list of which is attached:

“Our sum-of-the-parts valuation suggests a $69 target price ($52 + $17).  However, given the disparate nature of the assets and investors’ preference for pure plays, we believe that an above-average conglomerate discount is likely required to entice investors.  Assuming a 20% discount to the sum-of-the-parts valuation yields a price target of $55/share.  A case could be made for a narrowing of the conglomerate discount if the management signaled a potential separation.”(1)

(1)  James Kawai, SunTrust Robinson Humphrey, 11/14/2012

“Our sum of the parts … suggests a valuation closer to $55, but we agree that the market is unlikely to properly reward either the steel or the bearing business for the secular improvements they have made as long as these businesses remain combined.” (2)

“In the long run, however, we agree with Relational and CalSTRS’s positioning that the company would perform better if it separated into two separate entities. As only 10% of steel volumes are used in the bearings business, vertical integration is limited. Also, given the highly volatile nature of the steel industry (steel operating profit fell $320M over four quarters in 2009), we believe that Timken’s valuation multiple is negatively affected, particularly during an upcycle. Management has confirmed this since we started covering the company in 2009. While there are multiple issues to splitting up the company, … we believe that the bearing business could be revalued given the high-margin nature and large emerging market exposure that garners higher growth rates. Given high profitability and specialized nature of the steel product, we believe the steel business could be floated at relatively solid multiples…”(3)

Given the analysis we have presented to Timken and analyst support for a separation of the businesses, the Board should not continue to allow management to obstinately take the position with the investment community that a spin-off of the Steel Business is not in the best interest of shareholders at this time, without providing any credible rationale for this position.  In the months since our May meeting, management has had ample access to the investment community to make its case for the Company’s “conglomerate” structure.  Likewise, we cannot find any analyst reports that make a strong argument against separating the Steel and Bearing Businesses and unlocking the Company’s true value for all shareholders.

Fundamental Change to Valuation

As the Board is aware from prior discussions based on our analysis, we presented compelling evidence that a separation of the Steel Business would fundamentally change the way the market values Timken’s businesses.  Specifically, the Steel Business would be valued and classified as a “materials” company and the Bearings Business would remain an “industrial” company.  Unfortunately, the response we received from and subsequent public statements by management continue to discount the value available to shareholders from a separation of the two businesses. As reasoned in our Schedule 13D, and sustained by a number of analysts and shareholders, management is incorrect in its belief that the existing trading discount will dissipate with improving returns and decreasing volatility in the Steel Business.  As we have explained to the Board and as reflected in the sentiment of the analysts cited above, even if such improvements come to fruition, the Company will continue to trade at a discount due to the widely divergent characteristics of the businesses.  Management and the market recognize that these two divergent businesses require different working capital, capital investments, business processes, manufacturing techniques, and management talents to achieve optimal performance.

(2)  Stephen Volkmann, Jefferies Group, 11/29/2012

(3)  Samuel Eisner, William Blair, 11/28/2012. Though the analyst acknowledges management’s concerns regarding a separation in the the short-term, he believes that a separation is optimal in the long-term.

Timken’s stock price outperformed the S&P  MidCap 400 Index by 11% on the day(4) we publicly put forward our recommendation to split the businesses in order to unlock shareholder value.  The stock has since outperformed the Index by an additional 12%(5).  A significant portion of this stock price appreciation, we believe, is the result of shareholder anticipation of a separation of the Steel Business.  Yet, even with this stock appreciation, based on peer multiples, Timken’s share price continues to trade at a meaningful discount to the sum of its parts valuation as shown in the chart below:

EV/EBITDA Valuation
	2013	Pension 2013 EBITDA		Peer	Enterprise	Equity Val.
	EBITDA*	Addback Ex. Pension		Multiple	Value	Per Share
Bearings	$647	$51	$699	8.7x	$6,081	$56.27
Steel	$189	$14	$203	7.9x	$1,600	$14.81
Total	$837	$65	$902	8.5x	$7,681	$71.07

Enterprise Value	$7,681
Net Debt	$(107)
Pension Liability	$398
Other Postretirement	$372
Transaction Fees	$200
Equity Value	$6,819
Share Count	95.9
Value per Share	$71.07
Current Price	$56.25
Upside	26%

*Totals to 2013 FactSet Consensus EBITDA of $861M minus $25M of incremental corporate expense

A Separation Will Increase Management and Investor Focus

We, and others in the investment community, are confident that separating the two businesses will allow the Company to optimally manage each business independently, leading to improved performance and more efficient capital allocation.  Our analysis demonstrates that a separation will eliminate current misunderstandings of the businesses, allow investors to focus on valuing pure-play assets, and alleviate the investment community’s concerns about poor capital allocation.

Based on Timken’s financial disclosures, its Bearings and Steel Businesses each compare favorably to peers’ as measured by return on invested capital, operating margins, and revenue growth.  Separating the businesses will illuminate the dramatic operating improvements made at the Bearings Business and the transformation underway at the Steel Business. This process will enable investors to appropriately value the improved earnings profile of the businesses. Therefore, it is logical that both businesses would trade at multiples near the high end of their peer range.

(4)  11/28/2012

(5)  As of 2/15/2013

Now is the Optimal Time to Separate the Businesses

Now is the optimal time to separate the businesses because the costs of a sub-optimal business mix compound over time.  By focusing management on optimally managing each independent business now, shareholders will be in a position to realize enhanced value from the elimination of the trading discount and the improved long-term operating performance of the underlying businesses.  Timken’s $1.4B of balance sheet flexibility enables each entity to pursue optimal capital structures.

Relational’s Response to Timken Management Commentary

Timken management has twice spoken publicly regarding our proposal.  In a November 29th press release responding to our Schedule 13D, management asserted that “[a]s a market leader in high-quality engineered steel products, our steel business leverages the same expertise and know-how that we apply across our businesses.  We have significant technology, cost and revenue synergies between our bearing and steel businesses as well as diversification benefits in continuing to operate under our current structure.  These synergies and benefits, coupled with a potential reduction in financial flexibility, among other factors, led the Board to conclude that the separation of the businesses at this time would not be in the best interests of Timken shareholders.”  More recently, during the Q&A of the Company’s Q4 earnings call on January 24th an investor asked management what criteria did the decision not to spin-off the steel business hinge on and what factors would make the decision to spin the steel business more attractive in the future.  Management responded “…if you dive to the next level of the analysis, you very quickly come to some of the pension issues that Glenn talked about that we actually are valued at a premium from a cash flow point of view largely because of the pensions.  You come to issues of growth and then you come to issues of earnings volatility and sustainability.  And we have been implementing over the past half-dozen years of very aggressive strategy that is addressing those and we continue to have steps that we can take…”

However, these points that management has tried to make do not hold up to close analytical scrutiny:

1)    Synergies of integration are minimal and are significantly lower than current trading discount.

In the November 29th press release response to our proposal, the Company claimed that there are substantial synergies between its Bearings and Steel Businesses, particularly driven by selling synergies and shared material knowledge.  This argument was not repeated on the Company’s January 24th earnings call.  Our extensive analysis shows that the cost benefits and revenue synergies between the businesses are minimal.  During both our meetings we asked management to quantify the synergies between the Bearings and Steel Businesses.  As you know, management was unable to quantify any meaningful benefits during those meetings or in subsequent public communications with investors.  SKF (Swedish Exchange, ticker: SKFB), one of Timken’s closest public bearings peers has excelled operationally and its shareholders have been rewarded since the company divested its vertically integrated steel business, Ovako, in 2005.  We are confident that any small cost benefits or revenue synergies that may exist can be maintained following the split through joint venture agreements covering R&D spending, material procurement, combined selling, and/or any other business functions.  These agreements have been used successfully before, including by SKF and Ovako.  Additionally, Timken’s bearings operations are predominately located outside of Ohio and are not directly integrated with the steel facilities.

Incremental executive compensation required to operate both businesses independently, in our view, would be minimal.  Timken already effectively pays two CEOs.  In 2011, President and CEO Jim Griffith made $13M and you, the founder’s great-great grandson made $9M for serving as “Executive Chairman, “ an amount that appears to be dramatically out of line with standard industry compensation for similar “executives”, as discussed in detail below.  In fact, the excessive compensation you received can be used to substantially offset the cost of adding a second executive team.

2) The diversification benefits you cite are not worth the cost.

The Company’s November 29th press release argued that the current diversification benefits will be lost if the businesses are separated.  The reality is the diversification benefits you cited in defending Timken’s current structure, in our opinion, cause Timken’s trading discount by confusing investors and obscuring the dramatic operating improvements in the underlying businesses.  Investors do not need you to diversify for them.  The significant discount investors are applying to Timken’s stock shows the market’s clear preference for pure-play steel or bearings alternatives.

3) Both companies will have substantial financial flexibility and the pension liability has been mitigated to the point that it is no longer an issue following a separation.

The same November 29th press release cites a decrease in the Company’s financial flexibility following a separation as a reason to maintain the current structure and on the January 24th earnings call management pointed to the Company’s pension as a reason the businesses needed to stay together.  As you should know, the two issues are linked, and neither presents a real obstacle to separating the businesses.  With net cash of over $100M and available liquidity of $1.4B(6), Timken has significant financial resources and flexibility to ensure that both the Steel and Bearings Businesses are well-capitalized following the separation.  Both businesses would have ample funding for their pension and capital expenditure needs while maintaining credit metrics superior to their peers’.  The Company has invested over $1.3B into its pension plan over the last 4 years to bring the unfunded liability down to $398M at the end of 2012.  CFO Glenn Eisenberg has stated that the pension plan will be nearly fully funded by the end of 2013 and that the Company will annuitize a significant portion of the gross liability, removing it from the balance sheet.  The Company’s $1.4B of liquidity could easily be used to fund that pension liability.  While the pension may have hindered the Company’s strategic options in the past, we do not find the Company’s assertion that it lacks the ability to sufficiently fund its pension to be credible.  The reduced size of the underfunded pension liability also makes it unlikely to be a driver behind Timken’s trading discount.

4) Timken does not trade at a premium to peers on cash flow.  It trades at a substantial discount on any cash flow measure that is relevant to investors.

On the January 24th call, management asserted that Timken trades at a premium to peers on cash flow metrics.  Management relies on a non-standard calculation of cash flow that we believe is severely flawed.  Investors will normally adjust GAAP cash flows for voluntary cash outflows related to pension obligations accrued over previous decades that will not be repeated in future years (since the pension will be fully funded at the end of this year).  These voluntary, temporary contributions should not be included as a recurring cash flow.  Additionally investors can see that a temporary spike in capital expenditures (before returning to Company guided 4% of sales in 2H14) and the corresponding build-up of working capital should not be seen as permanently impairing free cash generation and should be backed out of the multiple.  Once cash flows are normalized, Timken trades at a substantial discount to peers on pension-adjusted EV/FCF, just as it does on pension-adjusted EV/EBITDA.

5) Growth and earnings volatility are a reason to separate the businesses, not keep them together.

On the January 24th call, management proposed Timken’s earnings volatility as a reason the businesses should remain combined.  The high earnings volatility and capital intensity of the Steel Business have masked the continually improving margin performance of the Bearings Business over the last five years.  The combination of these businesses is driving the discount in Timken’s share price.  The only way to eliminate that discount is by separating the businesses.

(6)  As stated by management on 1/24/13 earnings call

Spin-off Transactions have Created Substantial Value for Shareholder’s in the Past

As noted above, in 2005 Timken’s closest bearings peer, SKF separated its steel business, Ovako, into a separate company.  SKF concluded that the separation offered a structural solution, allowing shareholders to focus on the bearings business and SKF to move to a more variable cost structure.

SKF entered into long-term supply agreements with Ovako to ensure a continued supply of high-quality bearing steel and prevent the loss of technology.  During the 20 months(7) from SKF’s announcement of the separation to finalization of the transaction, the stock returned 59% vs. Timken’s return of 10% over the same period.

On January 13, 2011 Marathon Oil (ticker: MRO) announced a plan to separate its refining operations into a separate publicly-traded corporation, Marathon Petroleum (ticker: MPC), allowing the remaining company (ticker: MRO) to focus on exploration and production.  The company cited expected benefits of enhanced flexibility to optimally operate each business, improved transparency to the market, and a better ability to attract talent as driving forces behind the separation.  Over the six months(8) from the announcement to finalization of the separation, the stock returned 40% compared to only 10% for the S&P 500 Energy Index.

The outperformance often seen after spin-off transactions is generally driven by investor expectations of increased operating performance in the long-term as a result of improved management focus:

“Historically, spinoffs have worked out well.  The common thread that runs through all of this is, if you boil it down, the management focus.  They go from being unwieldy conglomerates with different businesses competing for capital and management’s attention, to being more focused entities.  Often that translates into better financial performance that should work its way into the stock.” (9)

Separation should not be disruptive to Timken employees and the Community

There should be no meaningful disruption for the Canton community and Timken’s employees through the separation of the two businesses.  The Timken name and Canton headquarters can survive with both companies as independent entities.  We also believe that additional employment may be needed to help operate the two companies as independent businesses.  In our financial model, we assume corporate costs increase $25M per year as a result of the separation, which includes costs for new employment.  We do not advocate or expect any change in employment levels at Timken’s steel or bearings operations.

History of Poor Corporate Governance

The Timken Company has a history of poor corporate governance and a Board that is excessively influenced by the Timken family.  Members of the Timken family represent nearly a third of Timken’s twelve person board, including a former executive, the current Executive Chairman, and another family member who sits on the Audit committee and yet is considered independent by the Board.

In 2008, a majority of the shareholders passed a proposal to declassify Timken’s Board of Directors.  The Company chose to ignore the voice of its shareholders and refused to declassify the Board (until 2010).  The following year, three of the four Directors standing for election had more than 50% of the non-affiliated(10) shares withheld, in spite of having no opposing candidates. The fourth candidate had 43% withheld.  The following year the Chair of the Compensation Committee, John Luke, Jr., had 49% of

(7)  2/28/2005-10/31/2006. Source: Bloomberg

(8)  1/12/2011-7/5/2011. Source: Bloomberg

(9)  Joe Cornell, founding principal of Spin-Off Advisors LLC 11/29/2012, Source: Bloomberg

(10)  Assumes all Timken Family, Timken Foundation, and Company Investment Plan shares are voted for Management non-affiliated votes withheld.  All five Directors remain on the Board and John Luke, Jr. remains Chairman of the Compensation Committee.

The Company’s corporate governance and compensation practices have not improved sufficiently in the recent past.  For the 2012 proxy vote, Glass-Lewis recommended shareholders withhold support from 3 of the 4 board nominees and gave the Company’s pay-for-performance scheme a “D” rating.  An excerpt is below:

“The Company has been deficient in linking executive pay to corporate performance in the past year, as indicated by the “D” grade received by the Company in Glass Lewis’ pay-for-performance model (see page 4).  Shareholders should be concerned with this disconnect.  A properly structured pay program should motivate executives to drive corporate performance, thus aligning executive and long-term shareholder interests.  In this case, as indicated by the poor grade, the Company has not implemented such a program.  In our view, shareholders should be concerned with the compensation committee’s failure in this area.”

Additionally, the $9M compensation received by Ward Timken, Jr., the great-great grandson of the founder and owner of less than 0.5% of outstanding shares, in 2011 for his role as “Executive Chairman” makes him the highest paid executive chairman in Timken’s peer group(11) and is 3.4x the group average and 4.1x the group median (ex-Timken).  The chart below is provided for detail:

		Market		2011 Total
		Capitalization		Compensation
Ticker	Company	($m)	Name	($m)
TKR	Timken Co	$5,138	Ward J. Timken Jr.	$9.42
FCN	FTI Consulting	$1,364	Dennis J. Shaughnessy	$7.46
GEF	Greif Bros Corp	$2,226	Michael J. Gasser	$4.42
JBHT	Hunt, J.B. Transport Services	$7,906	Kirk Thompson	$3.55
ROL	Rollins Inc	$3,629	R. Randall Rollins	$2.57
KSU	Kansas City Southern	$10,246	Michael R. Haverty	$2.38
PKG	Packaging Corp of America	$3,774	Paul T. Stecko	$2.24
CXW	Corrections Corp of America	$3,791	John D. Ferguson	$1.73
WERN	Werner Enterprises Inc	$1,721	Gary L. Werner	$1.43
MSM	MSC Industrial Direct A	$4,964	Mitchell Jacobson	$1.31
IPI	Intrepid Potash Inc	$1,754	Robert P. Jornayvaz III	$1.01

	Median ex-TKR ($M)	$3,701		$2.31
	Mean ex-TKR ($M)	$4,138		$2.81

We are convinced that Timken’s refusal to act in shareholders’ best interests and separate the two dissimilar businesses is emblematic of the Company’s poor corporate governance practices.

(11)  Peer group defined as all companies in the S&P 400 Index Industrials and Materials sectors that had an executive chairman for full-year 2011

Conclusion

The case for the separation of the steel business is highly compelling.  Timken is well positioned financially and operationally to effectuate this transaction and eliminate the current discount in its share price.  Management’s arguments against this transaction are not supported by empirical evidence and indeed further a self serving agenda which impairs shareholder value by causing Timken to trade at a discount as long as these businesses remain together, in our view.  Timken’s main Bearings competitor, SKF AB’s successful execution in separating its steel business provides strong evidence that this type of transaction will enhance Timken’s competitive position and create value for shareholders in the long-term.

We implore the Board to recognize what the investment community is communicating through Timken’s significant discounted stock price, analyst reports, shareholder sentiment, and our detailed presentation.  Separation of Timken’s businesses, as broadly believed by the investment community, should create meaningful enhanced shareholder value; enhanced investment market appreciation for Timken’s businesses and enhanced long term potential for these businesses and the communities they serve.  We are confident that our effort will garner the support of a significant majority of the non-affiliated shareholders.

We will continue to dialogue with shareholders and the broader investment community about our analysis, emphasizing the value creation potential of a separation of the Bearings and Steel businesses.  As set forth in this letter, we know our message has traction.  Our expectation is that investors will communicate their support directly to the Board and management, reserving the opportunity to express more formally their concerns with the Company’s inaction through their votes on the CalSTRS proposal, which Relational is fully supporting.

We urge Timken’s Board to act now to unlock Timken’s true value, appreciate your role as a director of the Company and look forward to a continuing constructive dialog.

Finally, we would appreciate your assistance in ensuring that a copy of this letter reaches each member of the Board.

Sincerely,

/s/ Ralph V. Whitworth	/s/ Anne E. Sheehan
Ralph V. Whitworth	Anne E. Sheehan
Principal	Director of Corporate Governance
Relational Investors LLC	California State Teachers’ Retirement System

Enclosures

Distribution:

Mr. John M. Ballbach	Mr. Phillip R. Cox	Ms. Diane C. Creel
Mr. James W. Griffith	Mr. John A. Luke Jr.	Mr. Joseph W. Ralston
Mr. John P. Reilly	Mr. Frank C. Sullivan	Mr. John M. Timken Jr.
Mr. Ward J. Timken	Ms. Jacqueline F. Woods

cc:	Mr. William R. Burkhart, Senior Vice President and General Counsel
Mr. Steve Tschiegg, Director – Capital Markets and Investor Relations

Relevant Analyst Reports

SunTrust Robinson Humphrey, 11/14/2012

William Blair, 11/28/2012

Bank of America Merrill Lynch, 2/4/2013

Jefferies, 11/29/2012

KeyBanc, 12/6/2012

Additional Sell-Side Commentary

SunTrust Robinson Humphrey Report from November 14, 2012

“Timken is worth $69 on a sum-of-the-parts basis. However, the presence of the more volatile specialty steel business suggests a material 20%-type conglomerate discount will likely persist, in our opinion.”

“A case could be made for a narrowing of the conglomerate discount if the management signaled a potential separation.”

William Blair Report from November 28, 2012

“In the long run, however, we agree with Relational and CalSTRS’s positioning that the company would perform better if it separated into two separate entities. As only 10% of steel volumes are used in the bearings business, vertical integration is limited. Also, given the highly volatile nature of the steel industry (steel operating profit fell $320M over four quarters in 2009), we believe that Timken’s valuation multiple is negatively affected, particularly during an upcycle. Management has confirmed this since we started covering the company in 2009. While there are multiple issues to splitting up the company, we believe that the bearing business could be revalued given the high-margin nature and large emerging markets exposure that garners higher growth rates. Given high profitability and specialized nature of the steel product, we believe the steel business could be floated at relatively solid multiples…”

Bank of America Merrill Lynch Report from February 4, 2013

“Timken shares look very cheap to us at 6.7x 2013E EBITDA, a 24% discount to Swedish competitor SKF. Our $70 price objective would put Timken at 8.5x 2013E EV/EBITDA, essentially in line with SKF today…Timken is also being valued below some pure play, higher quality steel companies, which is completely unwarranted, in our view.”

“Driving the push for a spin, Timken shares have de-rated relative to SKF over the last 5-10 years. SKF divested its steel business (which was much less profitable than Timken’s, which is highly profitable with high returns) via a joint venture that pooled three companies’ steelmaking facilities in 2005. SKF had a high single digit P/E for much of the early 2000s and now trades at 13.7x consensus 2013 EPS (and 15.8x BofA). During that same time, despite significant portfolio improvements at Timken, Timken has steadily de-rated relative to SKF…This leaves Timken at a 6% [P/E] discount to SKF on consensus estimates, and a 20% [P/E] discount on BofA estimates.”

Please see page 6 of the report for charts supporting the quotation above.

Jefferies Report from November 29, 2012

“Our sum of the parts…suggests a valuation closer to $55, but we agree [with Relational] that the market is unlikely to properly reward either the steel or bearings businesses for the secular improvements they have made as long as these businesses remain combined.”

“…we believe management will continue to oppose this path [spin] near term, and see [stock price] risk to the high [$]30’s if we lose today’s spin premium…”

KeyBanc Report from December 6, 2012

“Given management’s position on the issue, we do not view a separation as a likely event in the near term. That said, we agree with Relational (and management, for that matter), that a valuation disconnect exists, especially when we think about the progress TKR has made operationally and financially in the context of the current multiple…”